UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 23, 2012

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name:	Pedro Toll
Title:	General Manager

BLADEX’S FULL YEAR NET INCOME NEARLY DOUBLES TO $83.2 MILLION, OR $2.25 PER SHARE;

FOURTH QUARTER NET INCOME INCREASES 52% TO $24.8 MILLION, OR $0.67 PER SHARE

PANAMA CITY, February 23, 2012 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the fourth quarter and full-year ended December 31, 2011.

Full-year and fourth quarter 2011 Business Highlights

•	Bladex’s full-year 2011 Net Income (*) totaled $83.2 million, compared to $42.2 million in 2010. The $40.9 million, or 97%, increase was driven by improved performance at each of the Bank´s business segments (1): Commercial Division (+29%), Treasury Division (+37%), and Asset Management Unit (n.m.).

•	The Bank’s fourth quarter 2011 Net Income reached $24.8 million, a $9.3 million, or 60%, improvement from the fourth quarter 2010, and a $8.5 million, or 52%, increase from the third quarter 2011, mainly driven by the Commercial Division’s sustained growth in Net Income ($17.7 million, +57% vs. 4Q 2010, and +22% vs. 3Q 2011). The Treasury Division and Asset Management Unit contributed $3.3 million and $3.9 million, respectively, to the quarterly result.

•	During the fourth quarter, ROE was 13.1% compared to 8.9% a year earlier and 8.7% in the third quarter 2011. 2011 ROE reached 11.4%, compared to 6.2% in 2010.

•	Net interest income totaled $102.7 million in 2011, compared to $74.5 million in 2010. The $28.2 million, or 38%, increase was mainly attributable to higher average interest-earning asset balances (+30%) and improved net interest margins (+11 bps). Fourth quarter 2011 net interest income was $29.1 million, an $8.1 million, or 39%, increase from the fourth quarter 2010, and a $0.4 million, or 2%, increase from the previous quarter.

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•	As of December 31, 2011, the Commercial Portfolio totaled $5.4 billion, a $0.9 billion, or 20%, year-on-year increase. While the average portfolio grew 3% during the fourth quarter, up 26% from the fourth quarter 2010 and 39% year-on-year, end-of-year balances were 4% lower than the previous quarter as the Bank opted to temporarily slow disbursements and increase liquidity position towards the end of the quarter in response to market volatility. Full-year credit disbursements reached $10.5 billion, a $3.1 billion, or 42% increase from the previous year.

•	As the Bank placed greater emphasis on liquidity during the year-end-period, liquid assets (8) amounted to $786 million as of December 31, 2011, compared to $421 million as of December 31, 2010, and $532 million as of September 30, 2011. The liquid assets to total assets ratio increased to 12.4%, compared to 8.2% as of December 31, 2010, and 8.5% as of September 30, 2011.

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•	As of December 31, 2011, the non-accrual portfolio was $32.0 million, or 0.6% of the loan portfolio, compared to 0.7% a year ago. The ratio of credit reserves to the non-accrual portfolio was 304%, compared to 317% in 2010. As of December 31, 2011, the ratio of the allowance for credit losses to the Commercial Portfolio was 1.82%, compared to 2.07% a year ago, and 1.70% as of September 30, 2011.

•	The efficiency ratio improved to 36% in 2011, compared to 55% in 2010. The fourth quarter 2011 efficiency ratio was 34%, versus 44% in the fourth quarter 2010, and 40% in third quarter 2011.

•	As of December 31, 2011, the Bank’s Tier 1 capital ratio was 18.6%, compared to 20.5% as of December 31, 2010, and 16.9% as of September 30, 2011. The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

(*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: "Financially, fourth quarter 2011 results capped, in a particularly convincing manner, a remarkable year for Bladex, with fourth quarter ROE exceeding 13%, and Tier 1 capitalization of nearly 19%.  As a whole, 2011’s average commercial portfolio grew more than 38%, disbursements rose 42%, intermediation margins widened 11 bps, the Asset Management Unit returned to historical levels of profitability, and the Region retained a good deal of momentum despite the global economic slowdown.  Taken together, these factors allowed Bladex to nearly double Net Income in 2011.  Just as important, given the Bank’s view on the sustainability of these results, the decision was recently made to increase the common quarterly dividend from $0.20 to $0.25 cents per share, the third time the dividend has been raised in the last two years.

Beyond the dollar figures, however, Bladex is especially encouraged as 2011 results validate the soundness of two strategic principles that have underpinned the Bank’s actions since 2008: First, Latin America has become an essential and key supplier of much of the food, minerals, energy and, in some cases, manufactured goods an evolving world requires as emerging nations develop and established economies transform.  Second, as a result of the Bank’s investments over the past two years, Bladex is both ideally and uniquely positioned to profit from the resulting growth in foreign trade that this process has brought about.  During 2012, Bladex will continue to execute based on these strategic principles.

In conclusion, Bladex's fourth quarter and full-year 2011 results confirm the essence of the Bank's business: Trade Finance in Latin America.  While Latin America is neither immune nor indifferent to events affecting European Union financial institutions, Bladex has effectively positioned its business in one of the sweeter and more resilient spots of the global economy, Latin America's growing trade flows.”

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CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	2011	2010	4Q11	3Q11	4Q10
Net Interest Income	$102.7	$74.5	$29.1	$28.7	$21.0
Net Operating Income (Loss) by Business Segment (1):
Commercial Division	$57.9	$36.5	$18.9	$16.9	$10.7
Treasury Division	$14.7	$10.7	$3.3	$5.3	$5.8
Asset Management Unit	$15.8	$(12.4)	$4.1	$(3.6)	$(1.8)
Net Operating Income	$88.4	$34.8	$26.2	$18.5	$14.7
Net income	$83.9	$39.8	$25.0	$16.1	$15.3
Net income (loss) attributable to the redeemable noncontrolling interest	$0.7	$(2.4)	$0.2	$(0.2)	$(0.2)
Net Income attributable to Bladex	$83.2	$42.2	$24.8	$16.3	$15.5

Net Income per Share (2)	$2.25	$1.15	$0.67	$0.44	$0.42
Book Value per common share (period end)	$20.45	$18.99	$20.45	$19.71	$18.99
Return on Average Equity (“ROE”)	11.4%	6.2%	13.1%	8.7%	8.9%
Operating Return on Average Equity ("Operating ROE") (3)	12.1%	5.1%	13.9%	9.9%	8.4%
Return on Average Assets (“ROA”)	1.5%	1.0%	1.6%	1.1%	1.3%
Net Interest Margin	1.81%	1.70%	1.84%	1.90%	1.70%
Efficiency Ratio (4)	36%	55%	34%	40%	44%

Tier 1 Capital (5)	$761	$701	$761	$741	$701
Total Capital (6)	$812	$744	$812	$796	$744
Risk-Weighted Assets	$4,090	$3,417	$4,090	$4,395	$3,417
Tier 1 Capital Ratio (5)	18.6%	20.5%	18.6%	16.9%	20.5%
Total Capital Ratio (6)	19.9%	21.8%	19.9%	18.1%	21.8%
Stockholders’ Equity	$759	$697	$759	$732	$697
Stockholders’ Equity to Total Assets	11.9%	13.7%	11.9%	11.6%	13.7%
Other Comprehensive Income Account ("OCI")	$(3)	$(6)	$(3)	$(13)	$(6)

Leverage (times) (7)	8.4	7.3	8.4	8.6	7.3
Liquid Assets / Total Assets (8)	12.4%	8.2%	12.4%	8.5%	8.2%
Liquid Assets / Total Deposits	34.1%	23.1%	34.1%	21.3%	23.1%

Non-Accruing Loans to Total Loans, net	0.6%	0.7%	0.6%	0.7%	0.7%
Allowance for Credit Losses to Commercial Portfolio	1.8%	2.1%	1.8%	1.7%	2.1%

Total Assets	$6,360	$5,100	$6,360	$6,293	$5,100

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RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s Meeting held January 17, 2012, the Bank’s Board reaffirmed its commitment to a dividend approach that reflects Bladex’s growing core business. Consequently, the Bank’s quarterly common dividend was increased from $0.20 to $0.25 per share.

▪	Ratings affirmed: Following a Standard & Poor’s review based on recently revised banking criteria published November 9, 2011, S&P affirmed the Bank’s credit rating at ‘BBB/A-2’, with a “Stable” Outlook on December 6, 2011.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	In the fourth quarter 2011, the Bank made the following changes in the measurement methods used to determine segment profit or loss: (i) The interest expense allocation methodology reflects funding costs allocated on a matched-funded basis, net of the risk adjusted capital determined for each business segment, (ii) The operating expenses allocation methodology allocates overhead expenses based on actual resource usage determined for business segment. The approach utilized in prior periods allocated interest and overhead expenses based on each segment´s average portfolio balances. Comparative amounts for the previous quarters in 2011 and 2010 have been reclassified to conform to the current period presentation.

(2)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(3)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(4)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(5)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(6)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(7)	Leverage corresponds to assets divided by stockholders’ equity.

(8)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

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About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through December 31, 2011, Bladex had disbursed accumulated credits of approximately $180 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, February 24, 2012 at 10:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through April 24, 2012. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 28237663. For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Calle 50 y Aquilino de la Guardia

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

Investor Relations Firm:

i-advize Corporate Communications, Inc.

Mrs. Melanie Carpenter / Mr. Peter Majeski

20 Broad Street, 25th Floor, New York, NY 10005

Tel: (212) 406-3694

E-mail address: bladex@i-advize.com

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